SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                         SCHEDULE 13E-4

                 Issuer Tender Offer Statement
             (PURSUANT TO SECTION 13(E)(1) OF THE
               SECURITIES EXCHANGE ACT OF 1934)

                       SEDONA CORPORATION
                         (Name of Issuer)

                       SEDONA CORPORATION
              (Name of Person(s) Filing Statement)

              SERIES E CONVERTIBLE PREFERRED STOCK
 WARRANTS TO ACQUIRE SHARES OF COMMON STOCK AT $2.25 PER SHARE
 WARRANTS TO ACQUIRE SHARES OF COMMON STOCK AT $4.00 PER SHARE
                 (Title of Class of Securities)

                              N/A
              (CUSIP Number of Class of Securities)


                     LAURENCE L. OSTERWISE
                 649 NORTH LEWIS ROAD, SUITE 220
                  LIMERICK, PENNSYLVANIA 19468
                         (610) 495-6701
    (Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications on Behalf of the
                  Person(s) Filing Statement)

                        With a copy to:
                     ROBERT B. MURPHY,ESQ.
              SCHNADER HARRISON SEGAL & LEWIS LLP
           1300 I STREET, N.W., SUITE 1100 EAST LOBBY
                     WASHINGTON, D.C. 20005
                          202-216-4211


                        AUGUST 18, 1999
      (Date Tender Offer First Published, Sent or Given to
                       Security Holders)

                   CALCULATION OF FILING FEE:

Transaction Valuation*:               Amount of Filing Fee:
   $2,210,964                                  $443.00

* Based upon the purchase of Securities Packages containing 1,847.18 shares of Series E Convertible Preferred Stock (the "Series E Stock") (the maximum number of shares of Series E Stock offered) to be purchased at the repurchase formula of 110% of the principal amount of each share of Series E Stock contained in each Securities Package, along with accrued divi dends).

ITEM 1.     SECURITY AND ISSUER

  (a)  Name: Sedona Corporation

       Address of Principal Executive Office: 649 North Lewis
Road, Suite 220, Limerick, Pennsylvania 19468 (610) 495-6701


  (b)    Title of Securities             Amount Outstanding on
            Being Sought                    August 18, 1999
      --------------------------------   ---------------------
   Series E Convertible Preferred Stock           1,847.18
   Warrants to Acquire Common Stock ($2.25)   1,132,846.00
   Warrants to Acquire Common Stock ($4.00)   1,019,561.00

Information with respect to the exact amount of securities being sought and the consideration being offered therefor is incorporated by reference from "Number of Securities Packages Which May Be Tendered" on Page 4 in the Offer to Purchase dated August 18, 1999 (the "Offer to Purchase"), filed as Exhibit (a)(i) hereto. The officers, directors and affiliates of the Issuer have advised the Issuer that they do not own any of the securities and therefore will not tender any securities pursuant to the Offer.

  (c) Information with respect to the principal market for and price range of the securities is incorporated by reference from "Determination of Repurchase Price" on Page 7 in the Of fer to Purchase.

  (d) Not applicable.

ITEM 2.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a) Information with respect to source and amount of funds to be used for the purchase of securities is incorporated by reference from "Source and Amount of Funds" on Pages 8-9 in the Offer to Purchase.

  (b) Not applicable.

ITEM 3.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS
          OF THE ISSUER OR AFFILIATE

  Information with respect to the purpose of the tender offer and planned disposition of the securities, and possible re sults of the tender offer is incorporated by reference to "Purpose of the Offer; Acceptance of Securities Packages and Payment"; and "Participation By the Company's Management" on Pages 3, 6 and 8, respectively, in the Offer to Purchase. Other than as indicated, there are no current plans or proposals that relate to or would result in:

       (a) The acquisition by any person, other than the Issuer, of additional securities of the Issuer, or the disposition of any such securities by any such person;

       (b) Any extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

       (c) Any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Issuer;

       (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer;

       (f) Any other material change in the Issuer's corporate structure or business;

       (g) Any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) The delisting of any class of equity security of the Issuer from any national securities exchange, or the cessation of quotations of any such class of securities in any inter-dealer quotation system;

       (i) Any class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended;
or

       (j) The suspension of the Issuer's obligation to file reports pursuant to Section 15(d) of the Securities Exchange
Act of 1934, as amended.

ITEM 4.     INTEREST IN SECURITIES OF THE ISSUER

  Neither the Issuer nor any of its subsidiaries, nor to the knowledge of the Issuer, any of its officers or directors or any associate of any of the foregoing has engaged in any transactions involving the securities during the 40 business days prior to the date hereof.

ITEM 5.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
       RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

  Other than as set forth in "Source and Amount of Funds" on Pages 8-9 of the Offer to Purchase, neither the Issuer nor, to the knowledge of the Issuer, any of its officers, directors or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer and the securities of the Issuer.

ITEM 6.     PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  No person has been retained or compensated by the Issuer or on behalf of the Issuer to make solicitations or recommendations in connection with the Offer.

ITEM 7.     FINANCIAL INFORMATION

  (a)(1)-(4) Not applicable.

  (b)(1)-(3) Not applicable.

ITEM 8.     ADDITIONAL INFORMATION

  (a) Neither the Issuer nor, to the Issuer's knowledge, any of its officers or directors is a party to any material contract, arrangement, understanding or relationship between them and the Issuer which are material to a decision by a shareholder whether to tender or hold securities in the Offer.

  (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offer.

  (c) Not applicable.

  (d) There are no material pending legal proceedings relating to the Offer.

  (e) Not applicable.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS

  The following Exhibits are filed herewith or incorporated by reference herein to documents previously electronically filed.

  (a)(i)    Offer to Purchase dated August 18, 1999;

     (ii)   Letter of Transmittal.

  (b) Not applicable.

  (c) Not applicable.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

  (g) Not applicable.

                           SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SEDONA CORPORATION


                                By: /S/ WILLIAM K. WILLIAMS
                                     -------------------------
                                     William K. Williams
                                     Chief Financial Officer


                         EXHIBIT INDEX


EXHIBIT          DESCRIPTION
-------          -----------------------------------------

99(a)(i)         Offer to Purchase dated August 18, 1999

99(a)(ii)        Letter of Transmittal.